

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 24, 2009

Leonid Pushkantser
1 Bridge Plaza
Second Floor, Suite 275
Fort Lee, NJ 07024

> **Re: BAETA Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed November 12, 2009**
> **File No. 333-154243**

Dear Mr. Pushkantser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selling Stockholders, page 28</u>

1.   You disclose on page 31 that Vasyl Rubyov beneficially owns 16,000 shares prior to this offering, contrary to your disclosures on pages 73, 75 and 79 regarding the aggregate number of shares you issued to that investor. Please reconcile. Also, please ensure that you have provided all disclosure required by Regulation S-K Item 507 and Rule 408 regarding relationships you have had with the selling stockholders.

Results of Operations for the six months ended June 30, 2009 compared to the six months ended June 20, 2008, page 59

2.   Please revise to also discuss material changes in financial condition and results of operations for the most recent fiscal quarter as compared to the corresponding fiscal quarter in the preceding fiscal year (i.e. the three months ended June 30, 2009 as compared to the three months ended June 30, 2008). Please refer to Item 303(b) of Regulation S-K.

3.   We note that the operating expenses of $603,419 and net loss of $599,253 do not agree to the statement of operations. Revise to ensure that the balances discussed within this section agree to the line items included in the financial statements presented in the registration statement.

4.   We note the changes made in response to prior comment 5. We see that you attribute the increase in operating expenses to increase in "Other Miscellaneous Expenses." Please revise your discussion to address the nature of the underlying expenses and why those expenses changed in light of your current business operations.

Critical Accounting Policies, page 60

Stock options, page 61

5.   We reference prior comment 7. It is still not clear how you determined the underlying fair value of your common stock. Please describe how you determine the "current stock price of the company stock." For example, if you use the stock price from a recent private placement or equity offering, please state that.

6.   Refer to prior comment 8. Please reconcile the disclosure on page 61 which states that you use the VIX to estimate volatility to the added disclosure on page F-22 which refers to the use of "implied volatility of a comparable company that is public." Please revise to define the VIX and to disclose how you identify comparable companies within the index to estimate your volatility. In this regard, please also discuss why it is not practicable to obtain historical volatility from comparable companies. We refer you to Question 6 of SAB Topic 14.D.1.

7.   Please reconcile your response to prior comment 9 which states that you reconsidered your use of an illiquidity discount to the disclosure on page 61 which states that you continue to apply a discount of 50% to the value calculated from the Black-Scholes-Mertol model.   If you no longer use the illiquidity discount, tell us how your financial statements were affected by the change in the calculation of fair value of stock options issued during 2009.

Revolving line of credit, page 64

8.   Please update your revisions added in response to prior comment 10 to be of the most recent practicable date. Note in this regard that the information required to be disclosed by Regulation S-K Item 404 is not limited to the dates for which you provide financial information, such as June 30, 2009.

Lease of Office Space, page 66

9.   Your revisions here in response to prior comment 12 and on page 27 imply that you currently have two separate leases for your headquarters operation, including the related-party lease mentioned here. If that is not correct, please revise to eliminate that implication.

Financial Statements for the Year ended December 31, 2008, page F-1

10.   Please tell us where you revised to label the financial information as of and for the year ended December 31, 2008 as "restated" in compliance with FASB ASC 250-10-50. We note that the balance sheets, the statement of operations, statement of shareholders' equity (deficit) and statement of cash flows still are not labeled "restated."

Balance Sheets, page F-3

11.   We see from page 65 that as of December 31, 2008 and June 30, 2009 you owe Extranome, a related party, $15,000 and $30,000, respectively. Please revise your balance sheets for December 31, 2008 and any interim period to separately disclose the amounts owed to related parties.

Statement of Operations, page F-4

12.   We re-issue our previous comment 17. Please revise your statement of operations to remove the line item "Stock based compensation expense component." If you wish to highlight the amount of stock based compensation included in your operating expenses, please include it in the notes to the financial statements or within the discussion of operating expenses in MD&A.

Note 9. Restatement, page F-14

13.   We note your response and the revised disclosures included in response to prior comment 23. You state that "many material errors were present" which necessitated a re-audit and that the errors were primarily due to misclassification of accounting entries, but you still do not discuss what those material errors were. Please revise to discuss the material errors you noted and to include a statement

that the other errors were not material individually or in the aggregate, as noted in your response.

Unaudited Financial Statements for the Period ended June 30, 2009

14.   Please update the financial statements as required by Rule 8-08 of Regulation S-X.

15.   We note that certain balances on your balance sheet, statement of operations, statement of stockholders equity (deficit) and cash flows as they relate to the six month period ended June 30, 2009 have been revised. Please tell us the nature of the adjustments made and the impact to your financial statements.

Statement of Operations, page F-18

16.   Please revise your statement of operations to remove the line items "Stock issued for services rendered component" and "Stock options issued for services rendered component." If you wish to highlight the amount of stock based compensation included in your operating expenses, please include it in the notes to the financial statements or within the discussion of operating expenses in MD&A.

Note 4. Stockholders' Equity, page F-26

17.   Please reconcile the statement on page F-26 that you issued options to purchase 1,609,862 shares of common stock, of which options to purchase 76,530 shares had vested with the statement on page F-27 that there are no nonvested awards that are not yet recognized as compensation expense. We assume that you recognize stock based compensation expense over the vesting period.

18.   We re-issue our comment 27. Please revise your financial statement to disclose the issuance of the common stock to Mr. Litvak. Please note that disclosure of all material issuances of stock and stock options should be included your footnotes. Your disclosure should also clarify whether the issuances are to a third party or related party.

Item 15. Recent Sales of Unregistered Securities, page 69

19.   We note your revisions in response to prior comment 31; however, the issuance dates mentioned here continue to appear to be inconsistent with the dates mentioned on page F-26. For example, you refer on page 76 to an issuance of 30,000 shares on May 24, 2009. You also refer on page 76 to an issuance of 5,000 shares on June 1, 2009 and an issuance of 30,000 shares on June 24, 2009.

Therefore, we reissue prior comment 31. Also note the transaction dates disclosed on page 65.

20.	Refer to the last issuance mentioned on page 80. In the first sentence, you say the issuance was to "Kristuga, Inc." In the last sentence, you say the issuance was to "Richard." Please reconcile.

Exhibit 16.1 (as filed with S-1/A filed on September 29, 2009)

21.	We note your response to prior comment 34 and understand that you are continuing to have discussions with your former accountant regarding the letter to be provided under Exhibit 16.1. Upon resolution of those discussions, please file a letter as an exhibit to the registration statement that meets the requirements of Item 304(a)(3) of Regulation S-K.

* * * * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead, Reviewing Accountant, at (202) 551-3664 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

      Sincerely,

      Russell Mancuso
      Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm